Atlas Resources, LLC
An affiliate of
Atlas Energy Resources, LLC

Westpointe Corporate Center One
1550 Coraopolis Heights Road, 2nd Floor
PO Box 611
Moon Township, PA 15108
Telephone: 800-251-0171
Facsimile: 412-262-7430

October 23, 2008

FACSIMILE
(202) 942-9627

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Atlas Resources Public #18-2008 Program
SEC Registration No. 333-150925

Dear Mr. Schwall:

This letter is pursuant to your comment letter dated June 13, 2008, for the above-referenced filing. Atlas Resources, LLC (the "Company") acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Wallace W. Kunzman, Jr. or Gerald A. Bollinger if you have any questions or comments.

Very truly yours,

ATLAS RESOURCES, LLC

Frank P. Carolas
Executive Vice President
Land and Geology

cc: Ms. Carmen Moncada-Terry